UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025
(Commission File No. 001-42581)

COSTAMARE
BULKERS HOLDINGS LIMITED
(Name of Registrant)

7 rue du Gabian
MC 98000 Monaco
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Exhibit
Number	Description
99.1	Amended and Restated Articles of Incorporation
99.2	Amended and Restated Bylaws
99.3	Separation and Distribution Agreement by and between Costamare Bulkers Holdings Limited and Costamare Inc., dated as of May 5, 2025
99.4	Trademark License Agreement between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A., dated as of May 6, 2025
99.5	Services Agreement, by and between the subsidiaries of Costamare Bulkers Holdings Limited set out in Schedule A thereto and Costamare Shipping Services Ltd., dated as of May 6, 2025
99.6	Framework Agreement, by and between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A., dated as of May 6, 2025
99.7	Registration Rights Agreement, between Costamare Bulkers Holdings Limited and the Shareholders named therein, dated as of May 6, 2025
99.8	Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services GmbH, dated as of May 6, 2025
99.9	Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services ApS, dated as of May 6, 2025
99.10	Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services Pte. Ltd., dated as of May 6, 2025
99.11	Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services Co., Ltd., dated as of May 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSTAMARE BULKERS HOLDINGS LIMITED

Date: May 7, 2025	By:	/s/ Gregory Zikos
	Name:	Gregory Zikos
	Title:	President